UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
1867 Yonge Street, Suite 650, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

PEACE ARCH® ENTERTAINMENT PROVIDES FURTHER INFORMATION REGARDING THE FILING OF IT’S ANNUAL FINANCIAL STATEMENTS

TORONTO – December 1, 2008 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (Toronto:PAE.TO - News), today announced that it will be unable to timely file its annual financial statements for the year ended August 31, 2008 in Canada and related CEO and CFO certifications, management discussion and analysis and Annual Information Form due to management’s re-evaluation of the Company’s investment in ten movie titles and its participation in their production during fiscal 2006 and possible restatement of its consolidated financial statements for fiscal 2006 and fiscal 2007.

As a result of this review, management has determined that ten non-owned single-purpose production companies qualify as variable interest entities and should be consolidated in the Company’s financial statements for the year ended August 31, 2008, and that pending further review, consolidation in prior periods may also be appropriate. This will require the Company’s auditors to conduct an audit of these ten non-owned production companies. Until such time as the auditors have completed their audit of these non-owned variable interest entities, management is not able to quantify the adjustment that will be required to the consolidated financial statements. There is no certainty as to when the Company will be in a position to file the annual financial statements and the related documentation.

In addition to the foregoing, as part of its ongoing review and evaluation of the Company’s investment in film and television assets, management has concluded that a write-down of approximately $21.0 million in the fourth quarter is appropriate. This is in addition to a third quarter write-down of $4.0 million bringing the total write-down to approximately $25.0 million for the year ended August 31, 2008.

Furthermore, in fiscal 2007 and fiscal 2006 the Company entered into sub-distribution agreements with unrelated companies for certain territories in relation to several film titles on which the Company owned international distribution rights. The Company recognized approximately $3.8 million of distribution revenue (approximately $0.9 million in net income) in fiscal 2007 and approximately $2.9 million of distribution revenue (approximately $1.1 million in net income) in fiscal 2006 in relation to these sub-distribution agreements.

As a result of this information coming to the Board, a Special Committee of the Board has been appointed to investigate the Company’s involvement with the non-owned production companies and the nature of the sub-distribution agreements. The Board has concerns that certain transactions in connection with the non-owned production companies and the sub-distribution agreements may not have been appropriate and may not have been accounted for correctly.  Subject to the results of that review, the Company may need to reduce the associated revenue and net income that was previously reported.

At this time, the Company is unable to estimate the final impact of the potential adjustments and possible restatement of the results for prior years, however it is possible that such adjustments and possible restatement could have a material adverse effect on the shareholder’s equity of the Company once finalized.  The Company has made contact with the Ontario Securities Commission about these matters.

All adjustments referred to herein are preliminary and unaudited and reflect anticipated adjustments as of the issuance of this press release. These results are subject to change arising from the restatement process, subsequent events and the completion of the audit of the Company’s financial statements by the Company’s independent auditors.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” “project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, that the corresponding restatement of the Company’s financial statements may change based upon the Audit Committee’s ongoing analysis, that the Company’s ability to file required reports timely with the Securities and Exchange Commission and Canadian securities regulators will be impaired, that potential claims or proceedings may arise relating to such matters, that the Audit Committee in consultation with the Company’s independent auditors will determine that the proper accounting differs from the accounting treatment upon which the assumptions and forward looking statements in this release are based and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission and with the Canadian securities regulators. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

#     #     #

Contact:

Gerry Noble

Chief Executive Officer

Peace Arch Entertainment Group Inc.

416.783.8383

Email: gnoble@peacearch.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	December 1, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.